SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February 2004

SONY CORPORATION

(Translation of registrant’s name into English)

7-35 KITASHINAGAWA 6-CHOME, SHINAGAWA-KU, TOKYO, JAPAN

(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION (Registrant)

By	/s/ TERUHISA TOKUNAKA
(Signature) Teruhisa Tokunaka Executive Deputy President and Group Chief Strategy Officer

Date: February 2, 2004

List of materials

        Documents attached hereto:

i)	A press release regarding Sony Group’s investment of 120 billion yen in semiconductor fabrication.

FOR IMMEDIATE RELEASE

February 2, 2004

Contacts:

Sony Corporation

Corporate Communications

03-5448-2200

Sony Computer Entertainment Inc.

Corporate Communications

03-6438-8686

Sony Group Executes Investment of 120 Billion Yen

in Semiconductor Fabrication

Second Phase Investment by Sony to Establish Mass Production Line of 65 nanometer Process

TOKYO, JAPAN, February 2, 2004 – Sony Corporation (Sony) and Sony Computer Entertainment Inc. (SCEI) (together referred to as Sony Group hereinafter) announced today that following the 73 billion yen investment made in the fiscal year 2003 (ending March 2004), they would make a second phase investment of a total of approximately 120 billion yen to establish semiconductor mass production lines to build chips with 65 nanometer process.

Sony Group positions semiconductor as one of the most important technologies that would define and add values to the products. This investment for the 65 nanometer process fabrication line will be conducted as part of the previously announced 200 billion yen semiconductor investment (over three years starting from fiscal year 2003: announced on April 21, 2003) that will contribute to the manufacturing of the new microprocessor for the broadband-era, codenamed “Cell”, as well as various media processors to be used for a wide array of Sony Group’s next generation digital consumer electronics (CE) products and next generation computer entertainment system.

The second phase investment of approximately 120 billion yen will be used to further enhance the fabrication lines with 65 nanometer process on 300 mm wafers. The investment will be made by Sony Group to three fabrication facilities; SCEI’s Fab2, a semiconductor fabrication facility in Isahaya City, Nagasaki Prefecture, IBM Corporation’s (IBM) East Fishkill Fab, in New York, United States, and Toshiba Corporation’s (Toshiba) newly built Oita Factory, located in Oita Prefecture.

Of the 120 billion yen, approximately 53 billion yen will be used to reinforce the fabrication line located in the clean room on the first floor in SCEI’s Fab2, for the manufacturing of 65 nanometer generation high-performance LSIs such as “Cell”, using SOI process technology.

Approximately 36 billion yen will be invested in IBM’s East Fishkill Fab, which will likewise manufacture 65 nanometer processors using SOI process technology. As for the investment to Toshiba, combined with the investment executed in the fiscal year 2003, a total of approximately 42 billion yen (second phase investment: approximately 31 billion yen) will be invested by Sony Group to build a 65 nanometer semiconductor facility using DRAM CMOS technology. At the same time, Toshiba will make the same amount of investment to their newly built Oita Factory.

Pilot production at each fabrication facility is expected to start in the first half of the fiscal year 2005, with planned production capacity of 15000 wafers/month in total.

Sony Group works closely with Toshiba and IBM to actively pursue the development of the next generation microprocessor and the most advanced semiconductor process technology to drive the coming broadband era. The execution of the investment enables the Group to verify the process technology development results under an environment equivalent to mass production so that it could establish effective mass production systems and smoothly start up the operation once the system LSI design is completed.

Sony Group will continue to actively conduct research and development of the cutting-edge semiconductors applied for various digital CE products including CCD imaging devices and to develop high performance and easy to use products.

About Sony

About Sony Corporation

Sony Corporation is a leading manufacturer of audio, video, game, communications, key device and information technology products for the consumer and professional markets. With its music, pictures, computer entertainment and on-line businesses, Sony is uniquely positioned to be the leading personal broadband entertainment company in the world. Sony recorded consolidated annual sales of approximately $62 billion for the fiscal year ended March 31, 2003. Sony Global Web Site: http://www.sony.net/

About Sony Computer Entertainment Inc.

Recognized as the global leader and company responsible for the progression of consumer-based computer entertainment, Sony Computer Entertainment Inc. (SCEI) manufacturers, distributes and markets the PlayStation® game console and PlayStation®2 computer entertainment system. PlayStation has revolutionized home entertainment by introducing advanced 3D graphic processing, and PlayStation 2 further enhances the PlayStation legacy as the core of home networked entertainment. SCEI, along with its subsidiary divisions Sony Computer Entertainment America Inc., Sony Computer Entertainment Europe Ltd., and Sony Computer Entertainment Korea Inc. develops, publishes, markets and distributes software, and manages the third party licensing programs for these two platforms in the respective markets worldwide. Headquartered in Tokyo, Japan, Sony Computer Entertainment Inc. is an independent business unit of the Sony Group.

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